SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549


                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For April 12, 2002


                      Distribution and Service D&S, Inc.
                 --------------------------------------------
                (Translation of registrant's name into English)


                 Avenida Presidente Eduardo Frei Montalva 8301
           --------------------------------------------------------
                                   Quilicura
                            -----------------------
                                   Santiago
                            -----------------------
                                     Chile
                            -----------------------
                   (Address of principal executive offices)


                          Form 20-F [X] Form 40-F [ ]


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes [ ] No [X]


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               DISTRIBUCION Y SERVICIO D&S S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K

                 Attached are two documents recently filed by the Company with the Chilean Superintendencia de Valores y Seguros (the "Superintendency") as follows:

                  A free English translation from Spanish of a letter to the Superintendency, dated March 28, 2002, concerning the Company's General Shareholders Meeting scheduled for April 25, 2002; and

                  A free English translation from Spanish of a notice of the Company's General Shareholders Meeting scheduled for April 25, 2002, and a description of such meeting's agenda.

Santiago, March 28, 2002.


Mr. Alvaro Clarke de la Cerda
Superintendency of Securities and Insurance
Teatinos #120, 6th Floor
Santiago


Ref.:  Securities Registry N(degree)0593
       Report on Material Event


Sirs,

In accordance with the provisions of article 9 and second clause of Article 10 of the Law No. 18,045 and, when it pertains, the Circular No. 660 of that Superintendency, we hereby inform that during Board meeting No. 197, held on March 26, 2002, the Board adopted the following agreement, among others:

1. To propose to the General Shareholders Meeting, summoned for April 25, 2002, at 10:30 a.m., the distribution of a final dividend No. 33, of Ch$ 5 (five Chilean pesos) per share, to be charged to earnings of the fiscal year ended December 31, 2001.

Sincerely,




RICARDO MENDOZA VIVANCO
Legal Representative

                          FIRST NOTICE: APRIL 9, 2002
                         SECOND NOTICE: APRIL 16, 2002
                         THIRD NOTICE: APRIL 22, 2002
                  -------------------------------------------


                       DISTRIBUCION Y SERVICIO D&S S.A.

                           Publicly held corporation
                      Securities Register No. 0593
                         GENERAL SHAREHOLDERS MEETING


As agreed by the Board of Directors and, in accordance with the Company by-laws, we hereby summon a General Shareholders Meeting to be held on April 25, 2002 at 10:30 a.m. at the Company offices located in the city of Santiago, Chile, on Avenida Presidente Eduardo Frei Montalva No. 8301, Quilicura, in order to deal with the following issues:

1. To submit for consideration of the Shareholders Meeting the Management Report, General Balance Sheet, Income Statement and the Report of the Company's Independent Auditors as of December 31, 2001.

2 To resolve on the financial results for the fiscal year and on distribution of a final dividend No. 33, in the amount of Ch$ 5 per share.

3.    To set compensation for the Board of Directors for fiscal year 2002.

4. To report on activities and expenses of the Auditing Committee during 2001 and to set compensation and a budget for the Auditing Committee, in accordance with Article 50-bis of the Law governing Stock Companies.

5.    To appoint the Independent Auditors for fiscal year 2002.

6.    To appoint Risk Rating Agencies for fiscal year 2002.

7. To review the agreements made by the Board of Directors relating to operations completed in accordance with Article 44 of Law
      No. 18,046.

8. In general, to review the Company's business performance and to discuss any other topics within the Regular Shareholders Meeting's area of responsibility.

            DISTRIBUTION OF ANNUAL REPORT AND FINANCIAL STATEMENTS
                           FOR THE FISCAL YEAR 2001.


In accordance with the provisions of Article 75 of the Law governing stock corporations and Circular number 1,108 dated January 14, 1993, issued by the Superintendency of Securities and Insurance, all shareholders registered in the Shareholders Register who own at least the amount of 25,525 shares of this Company, are entitled to receive a printed copy of the Annual Report and Financial Statements for the year 2001, which will be conveniently mailed by the Company.

Shareholders owning a lower amount of shares may request such reports at PO Box 176, Las Condes, which will then be sent shortly as per shareholders' instructions. Otherwise, shareholders may request these documents directly at the Company offices located on Avenida Presidente Eduardo Frei Montalva No. 8.301, Quilicura, and at the offices of Deposito Central de Valores S.A. Deposito de Valores - DCV - on Huerfanos No. 770, 22nd floor, Santiago, where a sufficient number of copies are available to shareholders who wish to examine such information.

The Audited Consolidated Financial Statements will be published in "La Segunda de Santiago" newspaper on April 11, 2002 for the information of Company shareholders.

              ATTENDANCE TO THE SHAREHOLDERS MEETING AND PROXIES

All shareholders registered in the Company Shareholders Register as of April 18, 2002, are entitled to participate in the General Shareholders Meeting summoned by the present notice. Qualification of proxies, if required, will be done the same day of the meeting, at the place where the meeting is held, at the aforementioned time for the opening of the meeting.


                                              THE CHAIRMAN.

DISTRIBUCION Y SERVICIO D&S S.A.



                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                                       DISTRIBUCION Y SERVICIO D&S S.A.


                                       By:/s/ Miguel Nunez
                                          -----------------------------
                                            Chief Financial Officer


Dated:  April 12, 2002